

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Julie Bimmerman
Interim Chief Financial Officer and Treasurer
Rollins, Inc.
2170 Piedmont Road , N.E.
Atlanta, GA 30324

> **Re: Rollins, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-04422**

Dear Ms. Bimmerman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services